October 31, 2018

Ron Edmonds
Co-Controller
DowDuPont Inc.
c/o The Dow Chemical Company
2211 H.H. Dow Way
Midland, MI 48674

Jeanmarie Desmond
Co-Controller
DowDuPont Inc.
c/o E.I. du Pont de Nemours and Company
974 Centre Road
Wilmington, DE 19805

       Re: DowDuPont Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 15, 2018
           Definitive Proxy Statement on Schedule 14A
           Filed March 16, 2018
           Form 8-K filed October 18, 2018
           File No. 001-38196

Dear Mr. Edmonds:

       We have reviewed your October 9, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 26, 2018 letter.
 Ron Edmonds
FirstName LastNameRon Edmonds
DowDuPont Inc.
Comapany NameDowDuPont Inc.
October 31, 2018
October 31, 2018 Page 2
Page 2
FirstName LastName
Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

1. We note your response to comment 6 of our letter dated September 26, 2018. On page ix, you state each component of target pay benchmarked to median of either the peer group or the general market.Please note that the term benchmarking includes using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. Please see Question 118.05 of Compliance and Disclosure Interpretations for Regulation S-K. To the extent you engaged in benchmarking, for each applicable component of your compensation program, please identify the benchmark and disclose where actual compensation fell within the targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Please see Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.



Form 8-K filed on October 18, 2018

Item 8.01 - Other Events, page 1

2. We note your disclosure that on October 18, 2018, DuPont, a subsidiary of DowDuPont, announced that it would recognize non-cash impairment charges associated with DuPont's agriculture reporting unit in the quarter ended September 30, 2018, of $4.5 billion for goodwill and $0.1 billion for other assets. We also note your disclosure that DowDuPont's results of operations and financial statements for the quarter ended
         September 30, 2018, will not be impacted by DuPont's expected $4.5 billion goodwill impairment charge, as the fair value of DowDuPont's agriculture reporting unit continues to exceed its carrying value at September 30, 2018. Please address the following:
           Tell us the significant assumptions DuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018 and more fully explain the facts and circumstances that resulted in these impairments being recorded during the current interim period;
           Tell us the significant assumptions DowDuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018 and more fully explain the differences between the agriculture reporting units of
             DowDuPont and DuPont;
           Tell us the amount or percent by which the estimated fair value of DowDuPont's agriculture reporting unit exceeded its carrying value at September 30, 2018; and
           Explain if and how the impairments recorded by DuPont will be reflected in
             DowDuPont's financial statements either before or after the intended spin-off of the
             Agriculture Division.
 Ron Edmonds
DowDuPont Inc.
October 31, 2018
Page 3

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,
FirstName LastNameRon Edmonds
                                                         Division of
Corporation Finance
Comapany NameDowDuPont Inc.
                                                         Office of
Manufacturing and
October 31, 2018 Page 3                                  Construction
FirstName LastName